

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2010

Ronald L. Sargent
Chief Executive Officer
Staples, Inc.
Five Hundred Staples Drive
Framingham, MA 01702

  Re: Staples, Inc.
    Form 10-K for the fiscal year ended January 30, 2010
    Filed March 2, 2010
    File No. 000-17586

Dear Mr. Sargent:

  We have completed our review of your filings and we do not have any further comments at this time.

        Sincerely,

        H. Christopher Owings
        Assistant Director